Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ethan Allen Interiors Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-138763) on Form S-8 of Ethan Allen Interiors Inc. and subsidiaries (the “Company”) of our report dated August 9, 2019, with respect to the consolidated balance sheets of the Company as of June 30, 2019 and 2018, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2019, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of June 30, 2019, which report appears in the June 30, 2019 annual report on Form 10-K of Ethan Allen Interiors Inc.

/s/ KPMG LLP Stamford, Connecticut August 9, 2019